                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 99.2

                          INDEX TO FINANCIAL STATEMENTS

                                BI-STATE PROPANE

                                                                                                               PAGE
                                                                                                               ----
        Report of Independent Certified Public Accountants (Fiscal Year 2002)...................................F-2

        Balance Sheets -
           August 31, 2003 (unaudited) and 2002.................................................................F-3

        Statements of Operations -
           Years Ended August 31, 2003 (unaudited), 2002, and 2001 (unaudited)..................................F-4

        Statements of Partners' Capital -
           Years Ended August 31, 2003 (unaudited), 2002, and 2001 (unaudited)..................................F-5

        Statements of Cash Flows -
           Years Ended August 31, 2003 (unaudited), 2002, and 2001 (unaudited)..................................F-6

        Notes to Financial Statements...........................................................................F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Partners
Bi-State Propane

We have audited the accompanying balance sheet of Bi-State Propane (a California general partnership) as of August 31, 2002 and the related statements of operations, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bi-State Propane as of August 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2 to the consolidated financial statements, effective September 1, 2001, the Partnership changed its method of accounting for goodwill and other intangible assets to adopt the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/  Grant Thornton LLP



Tulsa, Oklahoma
October 25, 2002

                                BI-STATE PROPANE

                                 BALANCE SHEETS
                                 (in thousands)

                                                                     August 31,       August 31,
                                                                        2003             2002
                                                                    ------------     ------------
                              ASSETS                                 (unaudited)

CURRENT ASSETS:
   Cash                                                             $        156     $        134
   Accounts receivable, net of allowance for doubtful accounts               948              740
   Accounts receivable from affiliates                                     1,472            1,691
   Inventories                                                               763              675
   Prepaid expenses and other                                                 54               81
                                                                    ------------     ------------
     Total current assets                                                  3,393            3,321

PROPERTY, PLANT AND EQUIPMENT, net                                        14,603           14,088
GOODWILL, net of amortization prior to adoption of SFAS No. 142            5,116            5,116
INTANGIBLES AND OTHER ASSETS, net                                          3,468            3,901
                                                                    ------------     ------------

     Total assets                                                   $     26,580     $     26,426
                                                                    ============     ============

                 LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Accounts payable                                                        1,309            1,200
   Accrued and other current liabilities                                     692              444
   Current maturities of long-term debt                                    1,700            1,700
                                                                    ------------     ------------
     Total current liabilities                                             3,701            3,344

LONG-TERM DEBT,  less current maturities                                   7,750            9,450
                                                                    ------------     ------------

                                                                          11,451           12,794
                                                                    ------------     ------------

COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL:
   Heritage Bi-State, L.L.C                                                8,242            7,485
   Allied Propane Service, Inc.                                            6,887            6,147
                                                                    ------------     ------------
     Total partners' capital                                              15,129           13,632
                                                                    ------------     ------------

     Total liabilities and partners' capital                        $     26,580     $     26,426
                                                                    ============     ============



   The accompanying notes are an integral part of these financial statements.

                                BI-STATE PROPANE

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                                 For the Year Ended August 31,
                                                                           ------------------------------------------
                                                                              2003            2002            2001
                                                                           ----------      ----------      ----------
                                                                           (Unaudited)                     (Unaudited)
REVENUES:
   Retail fuel                                                             $   20,611      $   15,075      $   17,716
   Other                                                                        1,925           1,740           1,468
                                                                           ----------      ----------      ----------
     Total revenues                                                            22,536          16,815          19,184
                                                                           ----------      ----------      ----------

COSTS AND EXPENSES:
   Cost of products sold                                                       12,030           7,881          11,129
   Operating expenses                                                           5,950           4,768           3,992
   Depreciation and amortization                                                1,425           1,152           1,052
   Selling, general and administrative                                            169             130             107
                                                                           ----------      ----------      ----------
     Total costs and expenses                                                  19,574          13,931          16,280
                                                                           ----------      ----------      ----------

OPERATING INCOME                                                                2,962           2,884           2,904

OTHER INCOME (EXPENSE):
   Interest expense                                                              (371)           (324)           (405)
   Interest income from affiliate                                                  40              62              45
   Other income                                                                    (7)             --              --
   Loss on disposal of assets                                                     (57)            (19)             (5)
                                                                           ----------      ----------      ----------

NET INCOME                                                                 $    2,567      $    2,603      $    2,539
                                                                           ==========      ==========      ==========



   The accompanying notes are an integral part of these financial statements.

                                BI-STATE PROPANE

                         STATEMENTS OF PARTNERS' CAPITAL
                                 (in thousands)


                                                     Heritage Bi-State, L.L.C.   Allied Propane Service, Inc.        Total
                                                     -------------------------   ----------------------------    -------------


      BALANCE, AUGUST 31, 2000 (UNAUDITED)                  $      5,550                $      3,990             $      9,540

        Distributions to Partners (Unaudited)                       (125)                       (125)                    (250)
        Net income (Unaudited)                                     1,186                       1,353                    2,539
                                                            ------------                ------------             ------------
      BALANCE, AUGUST 31, 2001 (UNAUDITED)                         6,611                       5,218                   11,829

        Distributions to Partners                                   (400)                       (400)                    (800)
        Net income                                                 1,274                       1,329                    2,603
                                                            ------------                ------------             ------------
      BALANCE, AUGUST 31, 2002                                     7,485                       6,147                   13,632

        Distributions to Partners (Unaudited)                       (535)                       (535)                  (1,070)
        Net income (Unaudited)                                     1,292                       1,275                    2,567
                                                            ------------                ------------             ------------
      BALANCE, AUGUST 31, 2003 (UNAUDITED)                  $      8,242                $      6,887             $     15,129
                                                            ============                ============             ============



   The accompanying notes are an integral part of these financial statements.

                                BI-STATE PROPANE

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                       For the Years Ended August 31,
                                                                                  ------------------------------------------
                                                                                     2003            2002            2001
                                                                                  ----------      ----------      ----------
                                                                                  (Unaudited)                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                     $    2,567      $    2,603      $    2,539
     Reconciliation of net income to net cash provided by operating activities-
     Depreciation and amortization                                                     1,425           1,152           1,052
     Provision for loss on accounts receivable                                            11              21              22
     Loss on disposal of assets                                                           57              19               5
     Changes in assets and liabilities, net of effect of acquisitions:
       Accounts receivable                                                              (219)            299            (118)
       Accounts receivable from affiliates                                              (316)         (1,084)           (580)
       Inventories                                                                       (88)            232              41
       Prepaid expenses and other                                                         27              40             (49)
       Accounts payable                                                                  109             431             295
       Accrued and other current liabilites                                              249            (248)            106
                                                                                  ----------      ----------      ----------
         Net cash provided by operating activities                                     3,822           3,465           3,313
                                                                                  ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash paid for acquisition, net of cash acquired                                        --          (9,739)             --
   Capital expenditures                                                               (1,665)           (755)         (1,018)
   Proceeds from the sale of assets                                                      100             269              24
                                                                                  ----------      ----------      ----------
         Net cash used in investing activities                                        (1,565)        (10,225)           (994)
                                                                                  ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings                                                               --          12,000              --
   Principal payments on debt                                                         (1,700)         (4,825)         (2,150)
   Debt issuance costs                                                                    --             (42)             --
   Distribution to Partner                                                              (535)           (400)           (125)
                                                                                  ----------      ----------      ----------
         Net cash provided by (used in) financing activities                          (2,235)          6,733          (2,275)
                                                                                  ----------      ----------      ----------

INCREASE (DECREASE) IN CASH                                                               22             (27)             44

CASH, beginning of period                                                                134             161             117
                                                                                  ----------      ----------      ----------

CASH, end of period                                                               $      156      $      134      $      161
                                                                                  ==========      ==========      ==========

NONCASH FINANCING ACTIVITY:
   Distribution to Partner                                                        $      535      $      400      $      125
                                                                                  ==========      ==========      ==========
NONCASH INVESTING ACTIVITY:
   Working capital payment, net of cash received on acquisition                   $       --      $      640      $       --
                                                                                  ==========      ==========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the period for interest                                       $      317      $      362      $      377
                                                                                  ==========      ==========      ==========



    The accompanying notes are an integral part of these financial statements

                                BI-STATE PROPANE

                          NOTES TO FINANCIAL STATEMENTS
                          (Dollar amounts in thousands)
                   (Unaudited as to 2003 and 2001 information)



1. OPERATIONS AND ORGANIZATION:

Bi-State Propane ("Bi-State") is a California general partnership that owns and operates propane businesses in California and Nevada. Bi-State is owned equally by Allied Propane Service, Inc., ("Allied") and Heritage Bi-State, L.L.C., ("Heritage Bi-State") (together referred to as the "Partners"). Heritage Bi-State is wholly owned by Heritage Operating L.P., the Operating Partnership of Heritage Propane Partners, L.P. Profits and losses of Bi-State are shared equally by the Partners, with the exception of amortization and depreciation differences due to the basis of the Partners' initial contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

REVENUE RECOGNITION

Sales of propane, propane appliances, parts and fittings are recognized at the later of the time of delivery of the product to the customer or the time of sale or installation. Revenue from service labor is recognized upon completion of the service, and tank rent is recognized ratably over the period it is earned. Shipping and handling revenues are included in the price of propane charged to customers, and thus are classified as revenues.

COSTS AND EXPENSES

Costs of products sold include actual cost of fuel sold, storage fees and inbound freight, and the cost of appliances, parts, and fittings. Operating expenses include all costs incurred to provide products to customers, including compensation for operations personnel, insurance costs, vehicle maintenance, advertising costs, shipping and handling costs, purchasing costs, and plant operations. Selling, general and administrative expenses includes the negotiated administrative fee as described in the Administrative Agreement with Heritage Bi-State and Bi-State (see Note 8) for the administrative functions performed by Heritage Bi-State including, but not limited to, accounting, insurance, cash management, training, and employee benefits.

ACCOUNTS RECEIVABLE

Bi-State grants credit to its customers for the purchase of propane and propane-related products. Accounts receivable are recorded at amounts billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts is based on management's assessment of the realizability of customer accounts. Management's assessment is based on the overall creditworthiness of the Partnership's customers and any specific disputes. Bi-State recorded bad debt expense net of recoveries of $11, $21 and $22 during the years ended August 31, 2003, 2002 and 2001 respectively. Accounts receivable consisted of the following:

                                                              August 31,      August 31,
                                                                 2003            2002
                                                              ----------      ----------
       Accounts receivable                                     $    976        $    768
       Less - allowance for doubtful accounts                        28              28
                                                               --------        --------
            Total, net                                         $    948        $    740
                                                               ========        ========

The following summarizes the activity in the allowance for doubtful accounts for the following years ended:

                                                              August 31,       August 31,
                                                                 2003             2002
                                                              ----------       ----------
       Allowance for doubtful accounts:
       Balance, beginning of the year                          $     28         $     28
       Provision for loss on accounts receivable                     11               21
       Accounts receivable written off, net of
          recoveries                                                (11)             (21)
                                                               --------         --------
       Balance, end of period                                  $     28         $     28
                                                               ========         ========

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using weighted-average cost delivered to the retail locations and includes storage fees and inbound freight costs, while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consisted of the following:

                                                       August 31,        August 31,
                                                         2003               2002
                                                       ----------        ----------
       Fuel                                            $      549        $      436
       Appliances, parts and fittings                         214               239
                                                       ----------        ----------
                                                       $      763        $      675
                                                       ==========        ==========

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Expenditures to refurbish tanks that either extend the useful lives of the tanks or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the tanks. Additionally, Bi-State capitalizes certain costs directly related to the installation of company-owned tanks, including internal labor costs. Components and useful lives of property, plant and equipment were as follows:

                                                                              August 31,         August 31,
                                                                                 2003               2002
                                                                              ----------         ----------
       Land and improvements                                                  $    1,346         $    1,396
       Buildings and improvements (10 to 30 years)                                 1,239              1,148
       Bulk storage, equipment and facilities (3 to 30 years)                      3,827              3,554
       Tanks and other equipment (5 to 30 years)                                   8,345              8,314
       Vehicles (5 to 10 years)                                                    3,578              3,211
       Furniture and fixtures (5 to 10 years)                                        233                230
       Other                                                                         153                149
                                                                              ----------         ----------
                                                                                  18,721             18,002
       Less - Accumulated depreciation                                            (4,758)            (3,978)
                                                                              ----------         ----------
                                                                                  13,963             14,024
       Plus - Construction work-in-process                                           640                 64
                                                                              ----------         ----------
            Property, plant and equipment, net                                $   14,603         $   14,088
                                                                              ==========         ==========

INTANGIBLES AND OTHER ASSETS

Intangibles and other assets are stated at cost, net of amortization computed on the straight-line method. Bi-State eliminates from its balance sheet any fully amortized intangibles and the related accumulated amortization. Components and useful lives of intangibles and other assets were as follows:

                                                          August 31, 2003                      August 31, 2002
                                                  --------------------------------      -------------------------------
                                                  Gross Carrying      Accumulated       Gross Carrying     Accumulated
                                                       Amount         Amortization          Amount         Amortization
                                                  --------------      ------------      --------------     ------------
       Amortized intangible assets
           Customer lists (15 years)                 $    3,402        $   (1,200)        $    3,402        $     (973)
           Noncompetes (5 to 10 years)                    1,857              (631)             1,857              (431)
           Financing costs (5 years)                         42                (8)                42                (3)
                                                     ----------        ----------         ----------        ----------
             Total                                        5,301            (1,839)             5,301            (1,407)
       Unamortized intangible assets
           Other assets                                       6                --                  7                --
                                                     ----------        ----------         ----------        ----------
       Total intangibles and other                   $    5,307        $   (1,839)        $    5,308        $   (1,407)
                                                     ==========        ==========         ==========        ==========

Aggregate amortization expense of intangible assets was $432, $327, and $378 for the years ended August 31, 2003, 2002 and 2001, respectively. The estimated aggregate amortization expense for the next five fiscal years based on the balances at August 31, 2003 is $427 for 2004; $422 for 2005; $372 for 2006; $372
for 2007 and $372 for 2008.

GOODWILL

Goodwill is associated with acquisitions made for Bi-State's domestic retail operations, which is the only operating segment of Bi-State. Goodwill is tested for impairment at the end of each fiscal year in accordance with SFAS 142. The changes in the carrying amount of goodwill for the years ended August 31, 2002 and 2003 are as follows:

       Balance as of August 31, 2001                           $  1,810
       Goodwill acquired during the year                          3,306
       Impairment losses                                             --
       Goodwill written off to sale of business                      --
                                                               --------
       Balance as of August 31, 2002                              5,116
       Goodwill acquired during the year                             --
       Impairment losses                                             --
       Goodwill written off to sale of business                      --
                                                               --------
       Balance as of August 31, 2003                           $  5,116
                                                               ========

LONG-LIVED ASSETS

Bi-State reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, Bi-State reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was recorded during the years ended August 31, 2003 and 2002.

ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following:

                                                         August 31,      August 31,
                                                            2003            2002
                                                         ----------      ----------
       Interest payable                                   $     55        $     --
       Wages and payroll taxes                                 259             130
       Deferred tank rent                                       97              97
       Customer deposits                                       173             156
       Taxes other than income                                  32              25
       Other                                                    76              36
                                                          --------        --------
            Accrued and other current liabilities         $    692        $    444
                                                          ========        ========

INCOME TAXES

As a result of Bi-State's status as a partnership, earnings or losses for federal and state income tax purposes are included in the tax returns of the individual Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements of Bi-State for the years ended August 31, 2003, 2002, and 2001.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE

The carrying amounts of trade accounts receivable and trade accounts payable approximate their fair value. An interest bearing receivable/payable account is maintained to monitor the net cash due between Heritage Bi-State and Bi-State. The interest is based on the amount equal to the rate Heritage Operating L.P. pays on its working capital line of credit (2.49125% at August 31, 2003). Based on the estimated borrowing rates currently available to Bi-State for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2003 was $9,744 and $9,450, respectively. The fair value and carrying amount of long-term debt at August 31, 2002 was approximately $11,344 and $11,150, respectively.

SFAS 142 GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, any acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Those assets will be amortized over their useful lives, other than assets that have an indefinite life.

Bi-State adopted SFAS 142 on September 1, 2001 and accordingly has discontinued the amortization of goodwill existing at the time of adoption. Under the provisions of SFAS 142, Bi-State was required to perform a transitional goodwill impairment appraisal within six months from the time of adoption. Management performed an assessment of the fair value of Bi-State's sole operating segment, which was compared with the carrying value of the segment to determine whether any impairment existed on the date of adoption. Bi-State has completed the transitional goodwill impairment appraisal and has determined that based on the fair value of Bi-State's operating segment, Bi-State's goodwill was not impaired as of September 1, 2001. Bi-State has determined that a detailed evaluation of Bi-State's operating segment as of August 31, 2003 is not necessary based on the fact that there has not been a significant change in the components of Bi-State's operating segment since the last evaluation, the previous fair value of Bi-State's operating segment substantially exceeded the carrying value, and the likelihood that Bi-State's operating segment current carrying value exceeds its current fair value is remote based on an analysis of events and circumstances since Bi-State's most recent evaluation. Accordingly, no impairment of Bi-State's goodwill was recorded for the year ended August 31, 2003. Bi-State will continue to test goodwill for impairment as of the end of each fiscal year. The adoption of SFAS 142 eliminated goodwill amortization that would have totaled approximately $133 for the years ended August 31, 2003 and 2002, based on the balances of August 31, 2001. Goodwill amortization totaled approximately $133 for the year ended August 31, 2001.

The following table reflects the effect of the adoption of SFAS 142 on net income as if SFAS 142 had been in effect for all of the periods presented:

                                               Year Ended     Year Ended       Year Ended
                                               August 31,      August 31,      August 31,
                                                  2003            2002            2001
                                               ----------     -----------      ----------
Net income as reported                          $  2,567        $  2,603        $  2,539
Add back:  goodwill amortization                      --              --             133
                                                --------        --------        --------
Adjusted net income                             $  2,567        $  2,603        $  2,672
                                                ========        ========        ========

Recently Issued Accounting Standards

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Bi-State adopted the provisions of SFAS 146 effective for exit or disposal activities that are initiated after December 31, 2002. The adoption did not have a material impact on the Bi-State's consolidated financial position or results of operations.

In November 2002, the FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. The implementation of FIN 45 did not have a significant impact on Bi-State's financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Bi-State adopted SFAS 149 as of July 1, 2003. The adoption of SFAS 149 did not have a material impact on Bi-State's consolidated financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Bi-State adopted the provisions of SFAS 150 as of September 1, 2003. The adoption did not have a material impact on the Bi-State's consolidated financial position or results of operations.

3. ACQUISITIONS:

On March 1, 2002, Bi-State purchased certain assets of the ProFlame acquisition completed by Heritage Propane Partners, L.P. in July 2001. The aggregate purchase price was approximately $9,730 plus working capital. This purchase was made pursuant to the provision in the Bi-State Propane Partnership Agreement that requires each Partner to offer to sell any newly acquired businesses within Bi-State's area of operations to Bi-State. This acquisition was financed with the Term Note (see Note 4) and was recorded at the same basis as Heritage Propane Partners, L.P. had in those assets, which approximated fair value. Goodwill was warranted in this transaction as the operations of these ProFlame assets enhanced Bi-State's operations in the Nevada area and is expected to reduce costs through synergies with existing operations.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

                  Current assets, net of cash acquired              $      648
                  Property, plant and equipment                          4,501
                  Goodwill                                               3,306
                  Other intangible assets                                1,932
                                                                    ----------
                      Total assets acquired                             10,387

                  Current liabilities                                        8
                  Long-term debt                                            --
                                                                    ----------
                      Total liabilities assumed                              8

                  Net assets acquired                               $   10,379
                                                                    ==========

Of the $1,932 of acquired intangible assets, $1,307 was assigned to non-competes, which are being amortized over a 10 year weighted-average useful life and $625 was assigned to customer lists, which are being amortized over a 15 year weighted average useful life.

The results of operations of the ProFlame assets are included in the statement of operations of Bi-State for the year ended August 31, 2003 and from March 1, 2002 for the year ended August 31, 2002. The following unaudited pro forma results of operations are presented as if the acquisition of the ProFlame assets had been made at the beginning of the periods presented:

                                                  Year Ended           Year Ended
                                                August 31, 2002      August 31, 2001
                                                ---------------      ---------------
                      Total revenues             $     20,056         $     24,418
                      Net income                 $      2,915         $      2,931

The pro forma consolidated results of operations include adjustments to give effect to amortization of non-competes and customer lists, and interest expense on the Term Note. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the transactions been made at the beginning of the periods presented or the future results of the combined operations.

4. LONG-TERM DEBT:

Long-term debt consists of the following:                   August 31,   August 31,
                                                               2003         2002
                                                            ----------   ----------
    Term Note                                               $    9,450   $   11,150
    Current maturities                                           1,700        1,700
                                                            ----------   ----------
       Total long-term debt, net of current maturities      $    7,750   $    9,450
                                                            ==========   ==========

Bi-State entered into the Second Amended and Restated Credit Agreement (the "Credit Agreement") dated as of February 28, 2002 in connection with the acquisition of certain ProFlame assets. The terms of the Credit Agreement as amended are as follows:

         A Term Note in the principal amount of $12,000 payable in quarterly installments of principal in the amount of $425, together with interest with all unpaid interest and principal due at final maturity on February 28, 2007. Interest is payable at the Applicable Rate determined pursuant to the Credit Agreement. Applicable Rate means applicability of the Eurodollar (LIBOR) Rate, the Base Rate of the Fixed Rate, on a per annum basis. With respect to the Eurodollar Rate or any Base Rate, the rate of interest per annum shall be 2.01% plus the Eurodollar Rate if one or the Eurodollar Pricing Options is selected, 0.00% plus the Base Rate if the Base Rate Pricing Option is selected, and 2.10% plus the bank's cost of funds if the Fixed Rate is selected. As of August 31, 2003, $9,450 was outstanding on the Term Note with an average rate of 3.9%. Heritage Operating, L.P. and Allied each have a limited guarantee of $5,000 of principle plus all accrued and unpaid interest.

The Term Note contains certain restrictive covenants including limitations on substantial disposition of assets, changes in ownership of Bi-State and additional indebtedness, and requires the maintenance of certain financial ratios. At August 31, 2003, Bi-State was in compliance with all covenants. Substantially all of the assets of Bi-State secure the Term Note.

5. COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases, which require fixed monthly rental payments and expire at various dates through 2008. Certain of these leases contain renewal options and also contain escalation clauses, which are accounted for on a straight-line basis over the minimum lease term. Rental expense under these leases totaled approximately $121, $120, and $111 for the years ended August 31, 2003, 2002, and 2001, respectively, and has been included in operating expenses in the accompanying statements of operations. Fiscal year future minimum lease commitments for such leases are $149 in 2004; $37 in 2005; $32 in 2006; $11 in 2007 and $0 thereafter.

Bi-State has entered into a supply agreement with Allied in which Bi-State agrees to purchase from Allied all of Bi-State's requirements of propane delivered to and sold out of its plants at Allied's established distributor cost plus freight charges to the destination with a minimum and maximum quantity per year. The term of this contract expires March 2004, with a year-to year renewal option.

Bi-State is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against Bi-State. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of Bi-State.

6. PARTNERS' CAPITAL:

The Partnership Agreement between the Partners contains specific provisions for the maintenance of the Partner's capital accounts. The Partnership Agreement specifies that the profits and losses of Bi-State be shared equally by the Partners, and covered or distributed from time to time, as the Partners shall agree. The initial contribution was based on Allied's prior partnership interest and Heritage Bi-State's acquisition basis that causes amortization and depreciation allocation differences to each Partner. Due to the valuation differences of the Partners' initial contributions, the initial capital accounts were not equal, but subsequent changes in the capital account are subject to adjustment to equalize the Partner's capital accounts. Excess cash, as agreed by the Partners, shall be distributed annually or as the Partners shall otherwise agree. Total distributions to the Partners were $1,070, $800, and $250 for the years ended August 31, 2003, 2002, and 2001, respectively.

7. PROFIT SHARING AND 401(K) SAVINGS PLAN:

Bi-State sponsored a profit sharing and 401(k) savings plan, which covers all employees subject to service period requirements up until December 31, 2002, at which time the Plan merged with the profit sharing and 401(k) saving plan sponsored by Heritage Operating L.P. (collectively referred to as the "Plans"). Annual contributions to the Plans for Bi-State employees, if any, are discretionary, and must be agreed upon in writing by both Partners. Employer matching contributions are calculated using a discretionary formula based on employee contributions. Prior to 2001, employer-matching contributions were entirely discretionary. Bi-State did not recognize any expense under the profit sharing provisions of either of the Plans during the years ended August 31, 2003, 2002, or 2001. Bi-State made matching contributions of $84, $76, and $58 to the Plans for the years ended August 31, 2003, 2002, and 2001, respectively, which have been included in operating expenses in the accompanying statements of operations.

8. RELATED PARTY TRANSACTIONS:

Bi-State entered into an Administrative Agreement with Heritage Bi-State and a Supply Agreement with Allied. Heritage Bi-State performs all the administrative functions on behalf of Bi-State including, but not limited to, accounting, insurance, cash management, training and employee benefits. In consideration of the services provided by Heritage Bi-State, Bi-State pays a negotiated fee, plus any specific charges as described by the Administrative Agreement to Heritage Bi-State. These costs totaled $751, $536, and $448 for the years ended August 31, 2003, 2002, and 2001, respectively. An interest bearing receivable/payable account is maintained to monitor the net cash due between Heritage Bi-State and Bi-State. Heritage Bi-State agrees to advance funds necessary to provide for Bi-State's working capital needs on a daily basis. These advances are reflected in the receivable/payable account. All cash collected by Bi-State is transferred to Heritage Bi-State's depository account on a daily basis and is also reflected in the same receivable/payable account. This account is included in accounts receivable from affiliates on the balance sheet. The interest is based on the amount equal to the rate Heritage Operating L.P. pays on its working capital line of credit (2.49125% at August 31, 2003). The net interest charged by Bi-State to Heritage Bi-State on the receivable due from Heritage Bi-State was $40, $62, and $45 for the years ended August 31, 2003, 2002, and 2001, respectively. The Supply Agreement calls for Bi-State to purchase from Allied all of Bi-State's requirements of propane delivered to and sold out of its plants at Allied's established distributor cost plus freight charges to the destination. Total purchases under this agreement by Bi-State were 16,977,000 gallons, 12,775,000 gallons, and 12,443,000 gallons for the years ended August 31, 2003, 2002, and 2001, respectively for a total cost of $11,975, $7,480, and $11,249 for the years ended August 31, 2003, 2002, and 2001, respectively.